UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35468 / February 6, 2025

In the Matter of

HarbourVest Private Investments Fund
HarbourVest Registered Advisers L.P.
HarbourVest Partners, LLC
HarbourVest Partners L.P.
HarbourVest Advisers L.P.
HarbourVest Partners (Ireland) Limited
HarbourVest Partners (Canada) Limited
HarbourVest Air Canada Fund L.P.
HarbourVest Amitim Fund L.P.
Anggerik HV L.P.
HarbourVest AP7 PE Investment L.P.
HarbourVest Asia Pacific 5 Investment Holding L.P.
HarbourVest Asia Pacific 5 Secondary L.P.
HarbourVest Asia Pacific Fund 5 L.P.
HarbourVest Asia Pacific 5 AIF SCSP
HarbourVest Blue Ridge Fund L.P.
HarbourVest Broadway Co-Investment L.P.
HarbourVest Bvk Co-Investment Fund 2022 SCSP
Calstrs Lower Middle Market Fund IV, LLC
Calstrs Lower Middle Market Fund V, L.P.
Calstrs Lower Middle Market Fund VI L.P.
Calstrs Lower Middle Market Fund VII L.P.
HarbourVest Canada Growth Fund L.P.
HarbourVest Canada Growth Fund II L.P.
HarbourVest Canada Growth Fund III L.P.
HarbourVest Cc Portfolio Fund L.P.
HarbourVest Centre Street Co-Investment Fund L.P.
CHV Investments Fund L.P.
HarbourVest Citrine Fund L.P.
HarbourVest Partners Cleantech Fund II L.P.
HarbourVest Co-Invest 2017 Private Equity Partners L.P.
HarbourVest Co-Invest 2018 Private Equity Partners L.P.
HarbourVest Co-Invest 2019 Private Equity Partners L.P.
HarbourVest Co-Invest 2020 Private Equity Partners L.P.
HarbourVest Co-Invest 2021 Private Equity Partners L.P.

HarbourVest Co-Invest 2022 Private Equity Partners L.P.
HarbourVest Co-Invest 2023 Private Equity Partners L.P.
HarbourVest Partners Co-Investment Fund IV L.P.
HarbourVest Partners Co-Investment IV AIF L.P.
HarbourVest Partners Co-Investment Fund IV Aiv L.P.
HarbourVest Co-Investment Opportunities Fund L.P.
HarbourVest Partners Co-Investment Fund V L.P.
HarbourVest Partners Co-Investment V AIF L.P.
HarbourVest Partners Co-Investment Fund V AIV L.P.
HarbourVest Partners Co-Investment VI Aggregator L.P.
HarbourVest Partners Co-Investment Fund VI L.P.
HarbourVest Partners Co-Investment VI AIF SCSP
HCF6 Holdings LLC
HCF5 Holdings LLC
HarbourVest Co-Investment VII Buyout Aggregator L.P.
HarbourVest Co-Investment Fund VII Growth L.P.
HarbourVest Co-Investment Fund VII Buyout L.P.
HarbourVest Co-Investment Fund VII Combined L.P.
HarbourVest Credit Opportunities II AIF SCSP
HarbourVest Credit Opportunities Fund II L.P.
HarbourVest COF III Investment L.P.
HarbourVest Credit Opportunities Fund III L.P.
HarbourVest Credit Opportunities III AIF SCSP
Csc Private Investments L.P.
HarbourVest Ct Co-Investment Fund L.P.
HarbourVest Ct Private Debt Fund L.P.
HarbourVest D2022 Fund L.P.
HarbourVest Dai-Ichi Life PE Fund L.P.
Denso Hv Pep L.P.
Denso Hv Pep II Holdings LLC
Denso Hv Pep II L.P.
HarbourVest Dl II Investment Holding A (L) L.P.
HarbourVest Dl II Investment Holding A (U) L.P.
HarbourVest Dl II Investment Holding B (L) LLC
HarbourVest Dl II Investment Holding B (U) L.P.
HarbourVest Direct Lending Fund II (U) L.P.
HarbourVest Direct Lending II Parallel Fund (U) L.P.
HarbourVest Direct Lending II AIF (U) SCSP
HarbourVest Direct Lending Fund II (L) L.P.
HarbourVest Direct Lending II Parallel Fund (L) L.P.
HarbourVest Dl Investment Holding I (L) LLC
HarbourVest Direct Lending Fund (L) L.P.
HarbourVest Direct Lending AIF (L) SCSP
HarbourVest Dover Street IX Investment L.P.
Dover Street IX L.P.
Dover Street IX AIF L.P.

Dover Street 2014 Holdings LLC
Dover VII Holdings LLC
Dover Street VIII Holdings L.P.
HarbourVest Dover Street X Investment L.P.
Dover Street X L.P.
Dover Street X AIF SCSP
HarbourVest Dover Street Xi Investment L.P.
Dover Street Xi L.P.
Dover Street Xi AIF SCSP
HarbourVest Emmpt PE Fund L.P.
Enervest LLC
HarbourVest FFV Fund L.P.
HarbourVest Finance Street AIV L.P.
HarbourVest Finance Street II AIV L.P.
HarbourVest Finance Street II L.P.
HarbourVest Finance Street III AIV L.P.
HarbourVest Finance Street III L.P.
The First Capital Access Fund, L.P.
HarbourVest Frenchmen Street Fund L.P.
HarbourVest FRS R3 LLC
HarbourVest Partners IX-Buyout Fund L.P.
HarbourVest Partners IX-Credit Opportunities Fund L.P.
HarbourVest Partners IX-Venture Fund L.P.
HarbourVest Partners X AIF Buyout L.P.
HarbourVest Partners X AIF Venture L.P.
HarbourVest Partners X Buyout Fund L.P.
HarbourVest Partners X Secondary L.P.
HarbourVest Partners X Venture Fund L.P.
HarbourVest Partners XI Buyout Fund L.P.
HarbourVest Partners XI Buyout AIF L.P.
HarbourVest Partners XI Micro Buyout Fund L.P.
HarbourVest Partners XI Micro Buyout AIF L.P.
HV Xi Secondary L.P.
HarbourVest Partners XI Venture AIF L.P.
HarbourVest Partners XI Venture Fund L.P.
HarbourVest Partners XII Buyout Fund L.P.
HarbourVest Partners XII Buyout AIF SCSP
HarbourVest Partners XII Micro Buyout Fund L.P.
HarbourVest Partners XII Micro Buyout AIF SCSP
HV XII Secondary L.P.
HarbourVest Partners XII Venture Fund L.P.
HarbourVest Partners XII Venture AIF SCSP
HarbourVest Partners XIII Buyout Fund L.P.
HarbourVest Partners XIII Buyout AIF SCSP
Hv XIII Secondary L.P.
HarbourVest Partners XIII Small Cap Fund L.P.

HarbourVest Partners XIII Small Cap AIF SCSP
HarbourVest Partners XIII Venture Fund L.P.
HarbourVest Partners XIII Venture AIF SCSP
GF2018 Holdings LLC
GF2019 Holdings LLC
HV 2019 Global Holdings LLC
HarbourVest Global Annual Private Equity Fund L.P.
HarbourVest 2015 Global Fund L.P.
HarbourVest 2016 Global Fund L.P.
HarbourVest 2016 Global AIF L.P.
HarbourVest 2017 Global Fund L.P.
HarbourVest 2017 Global AIF L.P.
HarbourVest 2018 Global Fund L.P.
HV 2018 Global Investment L.P.
HarbourVest 2018 Global AIF L.P.
HarbourVest 2019 Global Investment L.P.
HarbourVest 2019 Global Fund L.P.
HarbourVest 2019 Global AIF SCSP
HarbourVest 2020 Global Investment L.P.
HarbourVest 2020 Global Fund L.P.
HarbourVest 2020 Global AIF SCSP
HarbourVest 2021 Global Investment L.P.
HarbourVest 2021 Global Fund L.P.
HarbourVest 2021 Global AIF SCSP
HarbourVest 2022 Global Investment L.P.
HarbourVest 2022 Global Fund L.P.
HarbourVest 2022 Global AIF SCSP
HarbourVest 2023 Global Fund L.P.
HarbourVest 2023 Global Investment L.P.
HarbourVest 2023 Global AIF SCSP
HarbourVest 2024 Global Investment L.P.
HarbourVest 2024 Global Fund L.P.
HarbourVest 2024 Global AIF SCSP
HarbourVest 2025 Global Investment L.P.
HarbourVest 2025 Global Fund L.P.
HarbourVest 2025 Global AIF SCSP
Great Lakes Fund L.P.
HarbourVest Guardian Co-Investment Fund L.P.
HarbourVest Braemar Holdings LLC
HarbourVest Ci Secondaries L.P.
HarbourVest Harvest Fund II L.P.
HarbourVest Harvest Fund L.P.
HCF4 Holdings LLC
HarbourVest Global Private Solution Sicav S.A. - Diversified Private Equity Fund
HGPS-DPE Delaware Holdings LLC
HGPS-DPE Luxembourg Holdings SCSP

HarbourVest Infrastructure Income Portfolio 1 L.P.
HarbourVest Infrastructure Income Portfolio 1 Holdings L.P.
HarbourVest Infrastructure Income Portfolio 2 L.P.
HarbourVest Infrastructure Income Portfolio 3 L.P.
Hipep Ix De Holdings LLC
Hipep Ix Investment Holding L.P.
Hipep Ix Secondary L.P.
Hipep Ix Fund L.P.
Hipep Ix AIF SCSP
Hipep Select Asia Fund L.P.
Hipep Select Asia Fund II L.P.
Hipep Select Asia Fund III L.P.
Hipep VII Emerging Markets Fund L.P.
Hipep VII Em Holdings LLC
Hipep VII Europe Holdings LLC
Hipep VII Partnership Holdings LLC
Hipep VII Secondary Holdings LLC
Hipep VII (AIF) Asia Pacific Fund L.P.
Hipep VII (AIF) Partnership Fund L.P.
Hipep VII Asia Pacific Fund L.P.
Hipep VII Europe Fund L.P.
Hipep VII Partnership Fund L.P.
Hipep VII Secondary L.P.
Hipep VIII Partnership Fund L.P.
Hipep VIII Partnership AIF L.P.
Hipep X Fund L.P.
Hipep X Holdings LLC
Hipep X Secondary L.P.
HarbourVest Homestead Fund L.P.
HarbourVest Homestead Holdings LLC
Horizon Impact Fund L.P.
Hv 2022 Global Holdings LLC
Hv 2023 Global Holdings LLC
HarbourVest Adelaide L.P.
Hv Amitim Uniform Holdings LLC
HarbourVest Ap7 Holdings 2 LLC
HarbourVest Asia Pacific Fund VIII L.P.
HarbourVest Asia Pacific VIII AIF L.P.
HarbourVest Blue Secondary 2018 L.P.
HarbourVest Braemar Fund L.P.
HarbourVest Cb Global Co-Inv Fund L.P.
HarbourVest Finance Street L.P.
Hv Great Lakes Series I 2020 Holdings LLC
Hv Harvest Holdings LLC
Hv International VIII Secondary L.P.
Hv Meranti III A1 Holdings LLC

Hv Nest Uniform Holdings LLC
Hv New Street Franklin Series Holdings LLC
HarbourVest Pathway Holdings LLC
Hv Ra II LLC
HarbourVest Red Dragon L.P.
Hv Si - Apollo Sengai Fund L.P.
Hv Special Situations Fund L.P.
Hv VIII Holdings LLC
Hv Z Global Private Equity Fund, L.P.
Hv Z Global Private Equity Holdings LLC
HarbourVest Zebra 1 L.P.
HarbourVest Zebra 2 L.P.
HarbourVest Zebra 3 L.P.
HVSHP L.P.
HVSHP Holdings LLC
HarbourVest Iof3 Holdings L.P.
HarbourVest Infrastructure Opportunities Fund III L.P.
HarbourVest Infrastructure Opportunities III AIF SCSP
Juni Private Equity Fund H (Usd) L.P.
Juni Private Equity Fund H (Usd) Holdings 1 L.P.
Kpi-HarbourVest Multi-Strategy Fund I L.P.
Kps-HarbourVest Multi-Strategy Fund I L.P.
Kpi-HarbourVest Multi-Strategy Investment Holdings LLC
HarbourVest Ktcu Co-Investment Fund L.P.
Kwasa Nexus Fund L.P.
Lindenstone PE SCSP
Longhorn Hv Co-Investment 1 L.P.
Longhorn Hv Co-Investment 2 L.P.
Longhorn Hv Co-Investment Opps A L.P.
Longhorn Hv Co-Investment Opps B L.P.
Longhorn Hv Reveille 1 L.P.
HarbourVest Lungo III Fund Scs
HarbourVest Lungo IV Fund SCSP
The Maple Fund L.P.
Meranti Fund II L.P.
Meranti Fund III L.P.
Meranti Fund L.P.
Meranti Holdings LLC
Meranti II Holdings LLC
HarbourVest Mercurius L.P.
HarbourVest Partners Mezzanine Income Fund L.P.
Migdal-HarbourVest 2016 Fund L.P.
Migdal-HarbourVest 2016 Holdings LLC
HarbourVest Mvpe 5 SCSP
HarbourVest Mvpe 5 Holdings LLC
Mvpe 6 SCSP

Mvpe 6 Holdings LLC
Mvpf 2 SCSP
HarbourVest Mvpf SCSP
HarbourVest Mvpf Holdings LLC
HarbourVest Nespf L.P.
HarbourVest Nest Co-Investment L.P.
Nour Fund I L.P.
Nps Co-Investment (A) Fund L.P.
Nps Co-Investment (A) Holdings LLC
Nps Co-Investment (A) Holdings L.P.
Nps Co-Investment Fund II L.P.
Nps Fund II Holdings L.P.
Nyscrf Pioneer Partnership Fund A-II, L.P.
Nyscrf Pioneer Partnership Fund III L.P.
Nyscrf Transition Annex Fund L.P.
HarbourVest/Nystrs Co-Invest Fund L.P.
HarbourVest/Nystrs Co-Invest Fund II L.P.
HarbourVest/Nystrs Co-Invest Fund III L.P.
HarbourVest Ontario Private Equity Fund L.P.
HarbourVest Orbit AIF SCSP
HarbourVest Pa Co-Investment Fund L.P.
Pacific Coast Senior Credit Finance 1 L.P.
Pacific Coast Senior Credit L.P.
HarbourVest L Global PE SMA L.P.
HarbourVest L Global PE Holdings LLC
HarbourVest Pc Secondaries 2020 Fund L.P.
HarbourVest Pc Secondaries 2022 Fund L.P.
HarbourVest Pc Secondaries 2024 Fund L.P.
HarbourVest Private Equity Continuation Solutions Aggregator L.P.
HarbourVest Private Equity Continuation Solutions L.P.
HarbourVest Private Equity Continuation Solutions AIF SCSP
Pecs Overflow Fund L.P.
Peninsula HarbourVest Fund L.P.
HarbourVest Persla PE Fund L.P.
HarbourVest Poba Co-Investment Fund L.P.
HarbourVest New Street Fund L.P.
Ra4 Holdings LLC
HarbourVest Real Assets - Energy Fund L.P.
HarbourVest Real Assets - Energy Fund II L.P.
HarbourVest Real Assets Fund III L.P.
HarbourVest Ra4 Holdings L.P.
HarbourVest Real Assets Fund IV L.P.
HarbourVest Real Assets IV AIF SCSP
HarbourVest Real Assets Olive Fund L.P.
HarbourVest Reynolds Fund I L.P.
HarbourVest Secondary 2017 Private Equity Partners L.P.

HarbourVest Secondary 2018 Private Equity Partners L.P.
HarbourVest Secondary 2019 Private Equity Partners L.P.
Dover Street 2014 Overflow Fund L.P.
Secondary Overflow Fund III L.P.
Secondary Overflow Fund IV L.P.
Secondary Overflow Fund V L.P.
HarbourVest Skew Base AIF L.P.
HarbourVest Slo Fund L.P.
HarbourVest Slo Holdings LLC
Hvst-Tope LLC
Smrs-Capp LLC
Smrs-Hvdl LLC
Smrs-Tope LLC
Smrs-Ncrp LLC
Stc HarbourVest Pecs Fund L.P.
Stc HarbourVest Private Debt Fund L.P.
HarbourVest Partners Stewardship Investment L.P.
HarbourVest Partners Stewardship Fund L.P.
HarbourVest Partners Stewardship AIF SCSP
HarbourVest Summit Hill Fund L.P.
Sunvest II LLC
Sunvest LLC
HarbourVest Tbw L.P.
HarbourVest Tju Declaration Fund L.P.
HarbourVest Tmrs Polaris SMA L.P.
Trsl Co-Investment Fund L.P.
Vanguard HarbourVest 2020 Private Equity Fund L.P.
Vanguard HarbourVest 2021 Private Equity Fund L.P.
Vanguard HarbourVest 2021 Private Equity Holdings LLC
Vanguard HarbourVest 2022 Private Equity Fund L.P.
Vanguard HarbourVest 2022 Private Equity Holdings LLC
Vanguard HarbourVest 2023 Private Equity Fund L.P.
Vanguard HarbourVest 2024 Private Equity Fund L.P.
VRS HV 2013 Separate Account LLC
VRS HV 2016 Separate Account LLC
HarbourVest Vsma1 Asia Fund L.P.
HarbourVest Vsma1 Asia Holdings LLC
HarbourVest Vulcanus L.P.
HarbourVest Wespath Impact Investment Fund L.P.
HarbourVest Co-Invest 2024 Private Equity Partners L.P.
HarbourVest Emmpt PE Holdings LLC
HarbourVest Ffv Holdings LLC
Hv Si - Apollo Sengai Holdings LLC
HarbourVest Red Dragon Holdings LLC
HarbourVest Tju Declaration Holdings LLC
HarbourVest As Fund L.P.

HarbourVest Alberta Fund L.P.
HarbourVest Suncor Fund L.P
HarbourVest Vsma1 Credit Fund L.P.
PECS Delaware Overflow Fund L.P.
Vanguard HarbourVest 2025 Private Equity Fund L.P.
HGPS Secondary Holdings LLC

One Financial Center
Boston, MA 02111

(812-15568)

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

HarbourVest Private Investments Fund, et al. filed an application on April 24, 2024, and
amendments to the application on October 15, 2024 and December 19, 2024, requesting an order
under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-
1 under the Act that would permit certain joint transactions otherwise prohibited by sections
17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain
business development companies and registered closedend management investment companies
(collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and
with certain affiliated investment entities.

On January 10, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35445). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by HarbourVest Private Investments Fund, et al. (File No. 812-15568) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.